111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

February 10, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Union Pacific Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Union Pacific Corporation (the “Registrant”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant’s registration statement on Form S-4 (the “Registration Statement”). The Registration Statement relates to the exchange of registered Notes for outstanding unregistered Notes.

If we may cooperate with you in any way in the processing of this registration statement, please telephone the undersigned at (312) 845-3273 or James M. Audette at (312) 845-3421.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Walt L. Draney
Walt L. Draney

Enclosures

February 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Union Pacific Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (the “S-4”) of Union Pacific Corporation (the “Company”) relating to $1,047,453,000 aggregate principal amount of the Company’s 2.973% Notes due 2062 (the “New Notes”) issuable in exchange for the Company’s existing 2.973% Notes due 2062, which were offered and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company, I hereby represent that:

(a)    The Company is registering the New Notes in reliance on the positions enunciated by the staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corp. (available April 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

(b)    None of the Company nor any affiliate of the Company has entered into any agreement or understanding with any person to distribute the New Notes.

(c)    To the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the exchange offer.

(d)    The Company will make each person participating in the exchange offer aware (through the prospectus included in the S-4 (the “Prospectus”)) that if such person is participating in the exchange offer for the purpose of distributing the New Notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the

United States Securities and Exchange Commission

February 10, 2021

Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(e)    The Company (i) has not entered into any arrangement or understanding with any broker-dealer participating in the exchange offer to distribute New Notes to be acquired in the exchange offer, (ii) will make each person participating in the exchange offer aware (through the Prospectus) that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such original notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer), in connection with any resale of New Notes and (iii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such original notes pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

United States Securities and Exchange Commission

February 10, 2021

Sincerely,

/s/ Craig V. Richardson
Name:	Craig V. Richardson
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

cc:	Jonathan A. Koff
Walter L. Draney
John A. Menicucci, Jr.